CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-145300, 333-148048, and 333-159047 on Form S-8; and to the use of our reports dated February 18, 2014 relating to the consolidated financial statements of Yamana Gold Inc. and subsidiaries (“Yamana”) and the effectiveness of Yamana’s internal control over financial reporting appearing in this Annual Report on Form 40-F of Yamana for the year ended December 31, 2013.

/s/ Deloitte LLP

Chartered Accountants
Vancouver, Canada
March 28, 2014